 **Beanstalk Films**
October 17, 2025 · 🌐

Thank you so much to everyone who's already invested or shared the Artichoke campaign — we've raised over $35,000 so far!

Once we hit $50,000, we'll be able to officially file with the SEC and make the campaign public on Wefunder's main site — opening it up to thousands more potential backers.

If you haven't seen it yet, Artichoke is a Cold War–era thriller about a brilliant hypnotist recruited by the CIA... where the audience is hypnotized too.

This early, friends-and-family phase is still private, so every investment or share right now is a huge help to getting us closer to launch.

https://wefunder.com/beanstalkfilmsllc

Even if you're not in a position to invest, sharing this post or tagging someone who might be interested helps more than you can imagine.

Thank you all for believing in this project and helping bring Artichoke to life.

Legally Required Disclaimer: https://help.wefunder.com/testing-the-waters-legal...



WEFUNDER.COM
Invest in Beanstalk Films LLC: Artichoke - A movie about a hypnotist, where the audience is also hypnotized in real life.

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